October 25, 2018

Mark C. Jensen
Chief Executive Officer
American Resources Corporation
9002 Technology Drive
Fishers, IN 46038

       Re: American Resources Corporation
           Amendment No. 1 to Registration Statement on Form S-1
           Filed October 16, 2018
           File No. 333-226042

Dear Mr. Jensen:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-1

Plan of Distribution, page 41

1. We note your response to comment 10. As you have not engaged an underwriter and do not have definitive plans or agreements to do so at this time, please remove all references to underwriters and this offering being an underwritten offering. Information with Respect to the Registrant, page 46

2. We note your September 10, 2018 press release located on your company website that references the Jeffrey mine. Please revise to include mineral property disclosure with
 Mark C. Jensen
American Resources Corporation
October 25, 2018
Page 2
      respect to the Jeffrey mine.
3. We note that you have not established proven or probable mineral reserves for any of your properties. Mining companies operating without a mineral reserve incur additional risks as compared to operating companies that have established proven or probable mineral reserves through the completion of a feasibility study. Please revise your disclosure to include a risk factor that addresses the additional risks associated with operating a mine without establishing a proven or probable mineral reserve. These risks may include, but are not limited to, the inherent risk to commence production without a feasibility study that establishes the economic recovery of any coal mineralization, and, possible volatility in earnings due to your inability to record certain investments as assets in your financial statements, such as new mine construction and development costs.
Note 1- Summary of Significant Accounting Policies, page F-15

4. Please revise your disclosures regarding VIEs on page F-15 and Coal Property and
      Equipment on page F-18 to conform them to their corresponding disclosures in the financial statements in your Form 10-K/A filed October 22, 2018.
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William
Mastrianna, Attorney-Adviser, at (202) 551-3778 or Celeste M. Murphy, Legal Branch Chief, at
(202) 551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameMark C. Jensen
                                                           Division of
Corporation Finance
Comapany NameAmerican Resources Corporation
                                                           Office of
Telecommunications
October 25, 2018 Page 2
cc:       Clifford Hunt
FirstName LastName